(212) 701-3412

June 22, 2006

Re:	Security Capital Assurance Ltd Form S-1, Amendment 1 Filed May 24, 2006 Form S-1, Amendment 2 Filed May 26, 2006 File No. 2333-133066

Ladies and Gentlemen:

     On behalf of Security Capital Assurance Ltd, a Bermuda company (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 3 to the registration statement on Form S-1 (File No. 333-133066) (“Amendment No. 3”). The registration statement was initially filed on April 7, 2006 (such initial filing, together with Amendment No. 1 filed on May 24, 2006, Amendment No. 2 filed on May 26, 2006 and Amendment No. 3, being herein referred to as the “Registration Statement”).

     In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in Jeffrey Riedler’s letter dated June 12, 2006 to Mr. Paul S. Giordano. To facilitate your review of Amendment No. 3, this letter keys our responses to your comments and provides the requested supplemental information. Where practicable, we have specifically identified the places where changes were made in Amendment No. 3.

     To expedite your review, we have enclosed with the by-hand copy of this letter four copies of Amendment No. 3, marked against Amendment No. 1 to the Registration Statement.

FORM S-1, AMENDMENT 1

Prospectus Summary, page 1

1.	A discussion of your weaknesses should immediately follow the discussion of your strengths. The presentation should be as prominent as the discussion of your strengths. Therefore, merely identifying the weaknesses without a discussion as you have provided for your strengths will not be sufficient. Please revise accordingly.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please note that the Company feels that the discussion of its strategies is a continuation of the discussion of its strengths. Accordingly, the Company has revised the disclosure to include a discussion of the Company’s weaknesses immediately following the discussion of the Company’s strengths and strategies. Please see “Prospectus Summary—Our Company—Risks Relating to Our Business and this Offering.”

Summary Combined Financial Information, page 6

2.	Please refer to prior comment 8. Please provide additional disclosure in the sections of the filing where you use the Adjusted Gross Premiums measure that describes more specifically how you compute this financial measure and utilize it in managing your business. Consider the explanations provided in your draft responses dated May 18, 2006 (refer to page 1 item 1(i) and (ii)) and June 2, 2006 (refer to item 1). Provide the disclosure required by Item 10(e) of Regulation S-K, including why the Adjusted Gross Premiums measure provides more useful information to investors as compared to Total Premiums Written. In addition, explain your basis for selecting the 7% discount rate, quantify the impact of changes in this estimate due to prepayments or refundings and explain the difference between up-front premiums written in your reconciliation and the corresponding amounts disclosed in the gross premiums written section of MD&A. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Prospectus Summary—Summary Combined Financial Information.”

3.	Pro forma book value per share and summary portfolio information is not contemplated under Article 11 of Regulation S-X. Please delete those disclosures.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Prospectus Summary—Summary Combined Financial Information.”

Risk Factors

Our net income may be volatile . . . , page 15

4.	We note your response to comment 14. Please include the actual effect on your net income in addition to the percentages you have provided.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Risk Factors—Risks Related to Our Company—Our net income may be volatile because a significant portion of the credit risk we assume must be accounted for as credit derivatives under FAS 133, as amended by FAS 149, which requires that these instruments be marked to market quarterly.”

Conflicts may arise between us and XL Capital . . . , page 19

5.	We note your response to comment 20. It is not appropriate to include provisions exempting you and your officers, directors, and employees from claims based on conflicts of interest, corporate opportunity, and breach of fiduciary duty unless such waiver is permitted by Bermuda statute or judicial precedent. Please provide a legal analysis supporting your determination that Bermuda law allows shareholders to waive their rights to such claims relating to a breach of fiduciary duty. Please note that the disclosure included in the Genworth Financial registration statement provides guidelines as to the allocation of corporate opportunities and states that shareholders will be deemed to have notice of and consented to the provision. However, it does not state that shareholders have waived claims relating to potential conflicts of interest or corporate opportunities. Our comment is not intended to address the guidelines for allocating conflicts of interest or corporate opportunities. It is intended to address whether it is permissible to include a provision waiving shareholder rights.

Response: The Company has been advised by its Bermuda law firm, Conyers Dill and Pearman, that:

(a) Under Section 97 of the Bermuda Companies Act 1981: Each director in exercising his powers and discharging his duties shall:

(i) act honestly and in good faith with a view to the best interests of the company; and

(ii) exercise the care, diligence and skill that a reasonable person would exercise in comparable circumstances. (Section 97)

(b) Fiduciary duties are also imposed on directors by common law. These duties include:

(i) duty to act in good faith;

(ii) a duty to exercise his powers for the purpose for which such powers were intended;

(iii) a duty to avoid conflicts of interest; and

(iv) a duty not to make a personal profit from opportunities that arise from his directorship.

(c) Section 98 of the Bermuda Companies Act authorizes a company in its Bye-laws or in any contract or arrangement between the company and any director or officer to exempt such director or officer from or indemnify him in respect of, any loss or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust for which the officer or person may be guilty in relation to the company or any subsidiary thereof, provided that such exemption or indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

(d) Under Bermuda law the shareholders may in the Company’s Bye-laws waive any claim or right of action such shareholder may have against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take action in performance of his duties with or for the company or any subsidiary thereof provided that such waiver does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.

(e) The statutory duty to act in the best interests of the company may not be excluded or modified by the company’s Bye-laws. However, there is a case law authority in England, which is highly persuasive in a Bermuda court, to the effect that the common law duties on directors and officers not to put themselves in a position where their interests conflict and not to make a personal profit or profit for others from corporate opportunities that arise from their directorships may be modified in a company’s Bye-laws. However, the case law does not provide detailed guidance on the extent that these rules may be modified or disapplied.

Accordingly, Bye-law 18 has been designed to provide ground rules (to which the shareholders will agree) regarding corporate opportunities and the allocation of corporate opportunities. If a director or officer complies with these substantive procedural details outlined in Bye-law 18, such director will to the fullest extent permitted by Bermuda law not be liable to the Company or the shareholders for a breach of fiduciary duty. However, as the exact extent to which Bermuda law will allow the common law rules to be disapplied in the Bye-laws is uncertain, the provisions of Bye-law 18 are modified to be applicable only to the extent that they are permitted under Bermuda law.

We respectfully note that in the Genworth prospectus for its initial public offering (Registration No. 333-112009) on page 283 of the final prospectus it is disclosed that Genworth’s charter specifically provides that neither its controlling shareholder (“GE”) nor any of its directors will have any liability to the issuer or any of its stockholders for breach of any fiduciary duty arising out of certain corporate opportunities or if the policies and procedures with respect thereto set forth in Genworth’s charter are met. Similarly in the Travelers/Aetna initial public offering (Registration No. 333-2254) the related prospectus on page 115-117 provides for no liability to shareholders under similar circumstances.

Finally, we note that Bye-law 18, and the description thereof in the Registration Statement under “Description of Share Capital—Corporate Opportunities” does not contain a waiver by shareholders. The term waiver was used (and has been deleted from) the risk factor related to Bye-Law 18, only to facilitate disclosure to potential investors.

6.	Additionally, the risk factor states that shareholders will be deemed to have consented to the provisions waiving claims by shareholders relating to potential conflicts of interest and allocation of corporate opportunities between you and XL Capital and your respective officers and directors without regard to whether the guidelines outlined in the provision in your Bye-laws is actually followed. To the extent that you are able to provide an acceptable legal analysis supporting your determination that the shareholder waiver of rights is legally permissible, please revise to clarify that it only applies if the guidelines outlined in the Bye-laws is not followed. Also, include a summary of the guidelines included in the Bye-laws.

Response: Please note that the applicable Risk Factor has been modified to: (i) state explicitly (as provided in the fuller description under “Description of Capital Stock”) that these provisions are enforceable only to the extent of applicable law, (ii) delete the references to waiver, and (iii) provide the detail as requested in Comments Nos. 5 and 6. Please see “Risk Factors—Risks Related to Our Historical Ownership by XL Capital As Well As Our Post-Offering Relationships with XL Capital—Conflicts may arise between us and XL Capital that could be resolved in a manner unfavorable to us or investors in our securities.”

U.S. tax-exempt entities may recognize unrelated business taxable income, page 23

7.	We note the revisions to this risk factor pursuant to comment 22.

• Please explain which types of subpart F insurance income need to be treated as unrelated business taxable income.

• Quantify how much of this type of income you earned during the past two years.

• Explain how tax-exempt shareholders will determine how much of this amount they will need to recognize as unrelated business taxable income. We assume it is an amount proportional to their ownership of your company.

Response: The risk factor has been revised to provide that, if any of SCA’s non-U.S. insurance subsidiaries were considered to be a CFC (either in general or with respect to RPII), the subpart F rules will apply to all of such subsidiary’s insurance and reinsurance income (or all of such subsidiary’s RPII). Please see “Risk Factors—Risks Related to Taxation—U.S. tax-exempt entities may recognize unrelated business taxable income.”

There are provisions in our Bye-laws that may restrict . . . , page 26

8.	We note the revisions pursuant to comment 25. Please state, if true, that your company’s shares will be freely tradable on the New York Stock Exchange.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Shares—There are provisions in our Bye-laws that may restrict your ability to transfer common shares and, therefore, may affect the liquidity of your shares.”

Use of Proceeds, page 33

9.	We note that you currently expect to use a portion of the proceeds for the payment of dividends on your common shares. To the extent you expect you will use a material amount of the proceeds for the payment of dividends, please include a risk factor disclosing this information.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Use of Proceeds.”

Dilution, page 36

10.

It appears that your net tangible net book value includes the effect of the additional capital contribution. Please disclose your historical net tangible book value amounts before the additional capital contribution. Revise your disclosure to present line items for historical tangible book value per share and the amounts attributable to the additional capital contribution to arrive at pro forma tangible book value per share.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Dilution.”

Pro Forma financial information (Unaudited), page 39

11.

Please refer to prior comment 56. In reviewing your pro forma financial information, we were unable to determine why certain arrangements described in the sections, Transactions Coincident with Formation of SCA and the Offering and Certain Relationships and Related Party Transactions, appeared to be excluded from your presentation. Please disclose in your pro forma presentation, and explain to us, the basis for your treatment for each of the transactions or activities, as described in these sections. In particular, discuss the potential impact on your deferred tax assets of leaving the XL Capital consolidated US tax group.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Pro Forma Financial Information.”

With regard to the arrangements described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliates,” the Company has made the following determinations:

(a) There will be no financial impact related to the termination of the Fifth Amended Tax Sharing and Payment Agreement between XLCA and X.L. America, Inc. Accordingly, no pro forma adjustment has been presented. Additionally, the Company has determined that the deferred income tax assets associated with leaving the XL Capital consolidated US tax group are more likely than not to be realized. Accordingly, no pro forma effect is shown because the deferred tax asset will remain on the Company’s books and records following the consummation of the offering.

(b) The impact on the Company’s financial statements of the terminations of each of (i) the Amended and Restated Surplus Maintenance Agreement with XL Re America, (ii) the guaranty of XLCA obligations by XLI, (iii) the XLI guaranty of the XLCA/XLFA reinsurance agreement, (iv) the XLI guaranty with respect to the FSA Master Facultative Agreement are not objectively determinable. In addition, the Company does not believe that the impact of any of these terminations will be material to the Company’s financial position or operating results. Therfore, the Company does not believe that pro forma adjustments related to these terminations would be appropriate.

(c) The Company believes that the effects of the termination of the Facultative Quota Share Reinsurance Treaty between XLI and XLFA, the “Retrocession Agreement,” will not be material to the Company’s financial position or operating results as the termination relates only to new cessions. Therefore, no pro forma adjustment has been presented.

(d) The Company believes that the fees earned by XLFA related to its guaranties of payment undertaking agreements entered into by XLI in connection with certain transactions are not material to the Company’s financial position or operating results. Therefore, no pro forma adjustment has been presented.

(e) The Company has revised the disclosure related to the premiums that the Company will pay to affiliates of XL Capital to provide the Company with protection with respect to adverse development with respect to the two transactions described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses” to disclose that the Company will pay premiums of a non-material amount to affiliates of XL Capital, which for pro forma purposes is expected to amortize over a period of thirteen years. The Company believes that these adjustments will not be material to the Company’s financial position or operating results and therefore has not made pro forma adjustments for them. In addition, the Company has determined that the arrangements described in this clause (e) do not constitute a “significant portion of a business” as contemplated under Rule 11-01 of Regulation S-X.

(f) The Company has determined that entering into each of (i) the Transition Agreement with XL Capital and (ii) the Tax Indemnity Agreement with XL Capital at the consummation of the offering will not materially affect its financial position or operating results. Accordingly, no pro forma adjustments have been presented.

(g) The amounts related to the transactions described under “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliates—Ongoing Reinsurance Transactions” are already included in the Company’s combined financial statements and operating results. Accordingly, no pro forma adjustments are necessary.

(h) The transactions described in the Registration Statement under “Certain Relationships and Related Party Transactions—Relationship with Financial Security Assurance Holdings Ltd” were entered into in the ordinary course of business and are not directly related to the offering of the common shares. As such, pro forma adjustments related to these transactions are not appropriate.

Supplemental Pro Forma Condensed Combined Balance Sheet, page 42

12.

Please provide a subtotal column on the face of the pro forma balance sheet to present a pro forma balance sheet before the effects of the offering.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Pro Forma Financial Information.”

Notes to Pro Forma Financial Information, page 43

13.	Please refer to pro forma adjustment (e). Pro forma income statement adjustments should be directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Please disclose your basis for this adjustment including identifying the amounts directly attributable to specific contracts that are related to the formation transactions.

Response: In response to the above comment, the Company has revised the disclosure in pro forma adjustment (e). Please see “Pro Forma Financial Information.”

14.

Please expand pro forma adjustment (f) to identify the business transferred to you from XLI. Please revise your footnote disclosure to clarify your basis for each revenue and expense adjustment and how each adjustment was computed. Please tell us your consideration of providing financial statements of the business transferred under Rule 3-05 of Regulation S-X.

Response: In response to the above comment, the Company has revised the disclosure in pro forma adjustment (f). Please see “Pro Forma Financial Information.”

15.

Please revise pro forma adjustment (g) to disclose how the revenue adjustments are computed.

Response: In response to the above comment, the Company has revised the disclosure in pro forma adjustment (g). Please see “Pro Forma Financial Information.”

16.

Please clarify your disclosure in pro forma adjustment (h) to state, if true, that the tax effect of pro forma adjustments is calculated at the statutory rate in effect during the periods presented. Otherwise, please tell us how a marginal tax rate complies with Rule 11-02(b) of Regulation S-X. Please refer to Instruction 7 to Rule 11-02.

Response: In response to the above comment, the Company has revised the disclosure in pro forma adjustment (h). Please see “Pro Forma Financial Information.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reserves for Losses and Loss Adjustment Expenses, page 47

17.	Please refer to prior comment 33. You establish case basis reserves when (A) a claim is probable based on specific credit events that have occurred and (B) the amount of loss can be reasonably estimated. However, your disclosure does not clearly describe the triggering events for the two case basis reserves recorded at December 31, 2005 or the impact on your operating results. Please expand your disclosure to describe the specific credit events that trigger your recording of a case basis reserve, the specific conditions necessary for a reasonable loss estimate to be made and how you account for such estimated losses. In particular, discuss when you record these estimated losses as a reduction of the unallocated loss reserve instead of net losses and loss adjustment expenses. Also, your definition of “loss list” exposures appears to indicate that a case reserve is recorded for all insured transactions in the “loss list” category. Explain why you have recorded case reserves for only two of the 23 insured transactions on the “loss list” at December 31, 2005.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. In particular, please note that the Company has revised the erroneous disclosure that indicated that the “loss list” category included 23 insured transactions at December 31, 2005. The Company has revised the disclosure to correctly identify the number of insured transactions on the “loss list” as of the dates indicated therein. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses.”

The Company has considered in detail those areas where the Staff has requested disclosure of quantitative information or the weighing of factors on a quantitative basis. Where quantitative factors have, in fact, been considered by management (as opposed to qualitative factors or a mixture of qualitative and quantitative factors) in establishing reserves, the Company has made appropriate disclosures. However, since many of these areas involve management’s judgment and the weighing of both quantitative and qualitative factors without specific weight given to a particular factor, the Company would view it as inappropriate to suggest quantification. Appropriate additional disclosure (without quantification) has been added however as to the exercise of judgment by management and the weighing of quantitative and qualitative factors.

18.

Please refer to prior comment 33. You appear to indicate that the unallocated loss reserve calculation ignores collateral available to support an insured debt obligation. Yet in your response to prior comment 38, you appear to indicate that your reserves are based on an estimate of the impact of certain events on the underlying collateral. Please explain this apparent inconsistency. Also, if applicable, describe in greater detail your process for estimating the impairment of collateral resulting from such events and subsequent liquidation. Quantify your estimate of such collateral for each period presented.

Response: To clarify, the Company’s unallocated loss reserve does not ignore collateral available to support its insured debt obligations. The disclosure referenced in the above comment was intended to articulate that the Company’s unallocated loss reserve methodology does not explicitly consider such collateral support. However, such collateral support is implicit in the Company’s selected expected ultimate loss ratio as such ratio is a result of actual losses incurred net of any salvage recovery from the liquidation of supporting or pledged collateral assets. The implicit inclusion of such collateral recoveries in the Company’s selected expected ultimate loss ratio is therefore consistent with the Company’s explicit consideration of collateral support in the establishment of its case basis reserves. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses.”

Regarding the Staff’s comment to describe in greater detail the Company’s process for estimating the impairment of collateral, the Company does not believe additional disclosure would be meaningful because such estimates are only case specific and, accordingly, the process, models and methodologies that are applied to assess projected cash flows from collateral and resulting valuations will differ depending upon the specific nature of the collateral assets. The Company respectfully brings the following disclosure with respect to loss re-

serves, which can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Polices and Estimates” to the attention of the Staff:

“Case basis reserves are determined using cash flow or similar models that represent our estimate of the net present value of the anticipated shortfall between (i) scheduled payments on the insured obligation plus anticipated loss adjustment expenses and (ii) anticipated cash flow from the proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries. A number of variables are considered when determining or assessing the need for a case basis reserve. These variables may include the creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured, the projected cash flow or market value of any assets that collateralize or secure the insured obligation, and the historical and projected loss rates on such assets. Other factors that may affect the actual ultimate loss include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral.”

19.

Please refer to prior comment 33. Provide a more detailed description of the procedures performed by your surveillance department, including the nature of internal and external data utilized, the nature of their remediation activities, their basis for determining probability of loss and how these activities are considered in classifying closely monitored credits. Describe more specifically the “other elements of loss mitigation available to the Company’s surveillance department.” Explain how these “other elements” affected your loss reserve calculation.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses.”

With respect to the Staff’s comment to describe more specifically the “other elements of loss mitigation available to the Company’s surveillance department” which the Company cited in the last paragraph of our response to the Staff’s prior comment 33, such other elements include: cash reserve accounts, letters of credit, rate covenants, consultant call-in rights, springing liens, reserve funds, legal rights and remedies and the ability to transfer servicing / management of the collateral.

With respect to the Staff’s comment to explain how these “other elements” affected the Company’s loss reserve calculation, such elements (which represent potential loss mitigation strategies) are not considered in the Company’s loss reserve calculations until the viability and execution of such strategies are assured of occurring. Generally, the execution of such strategies will require agreement among multiple parties whose interests are not aligned and, accordingly, the Company will only consider the benefits of a remediation strategy upon agreement among the applicable parties.

20.	Please refer to prior comment 34. We continue to believe that disclosure of your unallocated loss reserve methodology and related key assumptions could be improved. In your response, you state that related key assumptions are the expected ultimate loss ratio and expected pattern of losses and that the expected ultimate loss ratio is computed based on an annual study of loss experience for the Company and certain of its competitors. Please expand your disclosure to include the following information.

	•	Provide a more detailed description of your annual study of competitors’ loss experience, including the methodologies, key assumptions and sources of the data used in this analysis. Quantify the sensitivity of your ultimate loss ratio estimate to changes in such key assumptions. In particular, explain how you evaluated default risk in this annual study and how you determined that expected ultimate loss ratios drawn from this data would be relevant to your policies at the “cohort” level.

	•	We note that you utilize information from Moody’s and S&P in underwriting credit risks. Describe as applicable how rating agency information is used in your process for selecting the ultimate loss ratio, particularly how you utilize probabilities of default and recovery and salvage rate data published by third parties.

	•	Describe in greater detail the specific factors that you consider in evaluating default risk and selecting the ultimate loss ratio. Explain and quantify differences between assumptions underlying your expected ultimate loss ratio and rating agency frequency and severity loss data.

	•	Quantify the expected ultimate loss ratios for each underwriting year. You indicate that structured finance transactions possess a greater degree of risk as compared to public finance transactions. Discuss in greater detail and quantify the degree to which expected ultimate loss ratios vary within each product line.

	•	Explain the apparent inconsistency between your responses to prior comment 33 (i.e. ultimate loss ratio determined for the entire in-force portfolio in the aggregate) and prior comment 34 (i.e. ultimate loss ratio determined by “cohort”).

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses.”

21.

Please refer to prior comment 34. You describe the recorded unallocated loss reserve as your estimated ultimate liability less outstanding case basis reserves and cumulative paid claims to date. Also, you state that as time progresses and loss exposure decreases, the expected ultimate loss reserve is decreased in accordance with the par amortization patterns of the underlying debt. Please explain in greater detail the relationship that occurs over time between your estimated ultimate liability and recorded unallocated loss reserve. Describe those situations where the reserve pattern may represent a run off characterized by continuing reserve releases or a build up characterized by future reserve strengthening. Also, you state that loss emergence patterns will vary depending upon debt structure and terms. Discuss in greater detail and quantify the degree to which expected loss emergence patterns vary within each product line.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses.”

22.

Please refer to prior comment 34. We note that you record reinsurance recoverable associated with the unallocated reserve, which provides for losses expected to be incurred in the future. Please disclose the basis for your conclusion that these amounts represented reinsurance recoverable under your existing reinsurance treaties at December 31, 2005 and how you determined the recoverable amount. Describe the relevant terms of your reinsurance agreements.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Ceded Reinsurance Recoverables.”

23.	Please refer to prior comment 36. We believe that investors will benefit from a more robust analysis of the uncertainties inherent in your loss reserve estimates and the variances between initial assumptions and actual experience that are “reasonably likely” to occur over time. Your sensitivity analysis could be improved to analyze changes in the key assumptions used in your unallocated loss reserve calculation, which are the ultimate loss ratio and loss emergence pattern. Instead, you provide an analysis of changes in claim frequency and severity. Investors should be able to relate more explicitly your analysis of the sensitivity of loss reserves to changes in claim frequency and severity assumptions to the ultimate loss ratio and loss emergence pattern assumptions used to determine your unallocated loss reserve. Please expand your disclosure to provide the following information.

	•	Disclose the unallocated loss reserve computation, illustrating how claim frequency and claim severity assumptions are incorporated in the ultimate loss ratio and loss emergence pattern assumptions.

	•	Quantify the claim frequency and claim severity assumption implicit in the expected ultimate loss ratio and loss emergence pattern assumptions used to determine your unallocated loss reserve at December 31, 2004 and 2005 and March 31, 2006.

	•	Describe and quantify the “reasonably likely” range of variance from the claim frequency and severity assumptions implicit in the ultimate loss ratio and loss emergence pattern assumptions used to determine your unallocated loss reserve at Decem-ber 31, 2005.

	•	Explain the relationship between claim frequency and severity assumptions implicit in your unallocated loss reserve and those used in your sensitivity analysis at Decem-ber 31, 2005.

	•	Explain why the impact of a 5% or 10% change in claim frequency approximates the impact of a 5% or 10% change in claim severity.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses.”

24.	Please refer to prior comment 36. You disclose that the 5-10% range in your sensitivity analysis is not “reasonably possible.” However, while you have identified $1.3 billion of closely monitored credits at December 31, 2005, which include $338.9 million of “loss list”

exposures, you have recorded gross case basis reserves of only $69.4 million for such “loss list” exposures, resulting in net exposure of $269.5 million. Please explain in greater detail how you considered the exposure inherent in these closely monitored credits in determining that a 5-10% variance in your unallocated loss reserves was not “reasonably possible.” In addition, to facilitate investors’ evaluation of the impact on your operating results and financial condition of reasonably likely changes in the economic and credit environment, provide the following information.

	•	You refer to the impacts of a “deteriorating economic and credit environment scenario and a “prolonged period of weak or declining economic activity” scenario in the section, Key Factors Affecting Profitability. Discuss the likelihood that such scenarios could occur.

	•	Provide a detailed discussion that compares expected conditions in these economic and credit environment scenarios, including interest rates, inflation and default experience, to the corresponding conditions in the current economic environment.

	•	Provide an analysis and quantification of how the default experience for your par outstanding portfolio is affected by reasonably likely changes in “interest rates, inflation, taxes, industry trends in the valuation of certain asset classes and the overall credit environment.”

	•	Provide an analysis and quantification of the sensitivity of your unallocated loss reserves to reasonably likely charges in default rates affecting your par outstanding portfolio.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses.”

25.

Please refer to prior comment 38. We did not understand your basis for concluding that characterization of revisions in loss estimates as prior period development would be inappropriate. Please provide an expanded description of your basis for this conclusion, including the types of events that “continue to affect the value of underlying collateral” and how you reevaluate the reasonably likely impact of such events on your unallocated loss reserves. Clarify whether the initial underwriting year assumptions in your unallocated loss reserve valuation are adjusted in subsequent reserve valuations due to actual experience. If such adjustments have been made, quantify them for each period presented and provide the expanded disclosure requested in our prior comment 39. Also, you disclose on page 47 that you have not adjusted your unallocated reserve assumptions because of limited case reserve activity. Yet on page 48, you disclose that your unallocated reserves are adjusted each period to reflect any revision to management’s estimate of expected ultimate losses, which considers credit ratings, interest rates, inflation and the current overall credit environment. Please explain this apparent inconsistency.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to comply with prior comment 38 and the above comment. Please see Note 12 to our Combined Financial Statements and Note 9 to our Interim Condensed Combined Financial Statements.

26.

Please refer to prior comment 43. We were unable to locate your proposed disclosure. Please tell us where you placed this information in your filing.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of Combined and Segment Results of Operations for the Fiscal Years 2003, 2004 and 2005—Net Premiums Earned” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Ceded Reinsurance Recoverables.”

Net Losses and Loss Adjustment Expenses, page 66

27.

Please refer to prior comment 44. We have read your revised discussion of net losses and loss adjustment expenses in your discussion of Combined and Segment Results of Operations and continue to believe that it could be improved. Please expand your disclosure as requested in our original comment. Also, you stated that related proposed new disclosure was added to the section, Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses. However, we were unable to locate this disclosure. Please tell us where you placed this information in your filing.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses.”

Liquidity and Capital Resources, page 75

28.	Please refer to prior comment 48. You do not appear to have discussed the potential impact of cash outflows from operations for the $1.3 billion of closely monitored credits at December 31, 2005 and related sources of capital. Please provide this disclosure or explain why you believe that it is unnecessary.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Operating Subsidiaries.”

Business

Continue to Grow Share of the Public Finance Market, page 91

29.	We note your response to comment 51 and the article you provided to us, and we reissue the comment. Please cite this source in your filing to give support to your statement that you are “a leading financial guaranty insurance provider to the public finance sector based on par written.”

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Business—Operating Strategy—Continue to Grow Share of the Public Finance Market.”

Ratings, page 111

30.

We note the revisions pursuant to comment 52. Please state how many ratings S&P has, and state the ranking of each of the ratings identified in the tables on pages 97, 99, 101, and 102.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Business—Ratings.”

Certain Relationships and Related Party Transactions, page 137

31.	We note your response to comment 55.

• Please disclose that the agreements described in “XLI Guaranty of the XLCA/XLFA Reinsurance Agreement,” “Guaranty of XLCA Obligations by XLI” and “XLI Guaranty of the FSA Master Facultative Agreement” involved no additional or incremental consideration,

• Since you state in the “Guaranty of XLI Obligations by XLFA” paragraph that “XLI pays XLFA a fee for providing XLFA’s guaranty,” please disclose how the fee is calculated, and disclose the amount of fees paid to XLFA since the beginning of 2005.

Response: In response to the above comments, the Company has revised the disclosure in the Registration Statement. Please see “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliate—Agreements That Will Terminate Effective upon Consummation of this Offering.”

Real Estate, page 143

32.

Since you deleted the identification of the property discussed in this paragraph, it is no longer clear what “this property” means. Please revise.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliate—Ongoing Relationship.”

33.	We note your response to comment 59, and we reissue the comment. This comment relates the following sentence: “Statements contained herein as to the beliefs, expectations and conditions of SCA and its subsidiaries regarding factual matters or the application of tax laws represent the view of management and do not represent the views of the advisers.” The tax discussion should be the opinion of counsel. Where counsel’s opinion is based on assumptions as to certain facts, counsel should identify the factual assumptions, start its conclusion as to the application of the law based an these assumptions, and state the potential consequences of the factual assumption being incorrect. Please revise to clarify that the tax discussion is counsel’s opinion. Similarly revise the third paragraph of “United States Taxation” on page 162.

Response: The quoted sentence has been revised to deal only with factual matters — the reference to the application of tax laws has been deleted.

34.

We note your response to comment 59, and we reissue the comment. Please revise the language stating the advisors believe the discussion “constitutes, in all material respects, a fair and accurate summary of the relevant income tax considerations” so it is clear the discussion constitutes tax counsel’s opinion, and they are not simply opining on the manner in which the tax considerations are described in the prospectus.

Response: The quoted language has been revised to clarify that the legal discussions in the respective tax sections represent the opinions of the respective advisors.

Untied Kingdom Taxation, page 161

35.

Whether your company is subject to taxation in the United Kingdom appears to be a material issue for shareholders. Please revise this section to state it constitutes the opinion of your United Kingdom tax counsel, who we note from page 160 is XL Capital’s in-house European tax advisor. Also, file counsel’s consent as an exhibit.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement with the review and input of Slaughter and May, the Company’s United Kingdom tax counsel. Please see “Certain Tax Considerations—United Kingdom Taxation.” Also, Slaughter and May’s consent will be filed as an exhibit to the Registration Statement prior to effectiveness.

36.

We note the statement in the second paragraph of this section that “except for XLCA-UK, we should not be treated as being resident in the United Kingdom unless our central management and control is exercised in the United Kingdom.” Please provide counsel’s opinion as to whether your company’s central management and control is currently exercised in the United Kingdom.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement to reflect the opinion of Slaughter and May, the Company’s United Kingdom tax counsel. Please see “Certain Tax Considerations—United Kingdom Taxation.”

United States Taxation, page 162

37.	We note that Cahill “expresses no opinion” for almost every issue discussed in this section. Please note that you are required to provide an opinion of counsel in your filing for each tax issue that is material to investors. Stating that tax counsel “expresses no opinion” does not satisfy this requirement. Generally the opinion should state how the issues “will” be treated under the law. As noted in prior comment 58, however, counsel may use the word “should” for instances in which doubt exists due to a lack of authority or conflicting authority. In these cases, counsel should explain why it cannot give a “will” opinion, describe the degree of uncertainty, and provide other appropriate disclosure setting forth the risks to investors. Please revise accordingly throughout this section on pages 162-171.

Response: The disclosure explicitly states that the entire U.S. legal discussion is the tax opinion of Cahill and, therefore, the opinion of Cahill covers all of the legal statements in that section. In order to avoid any confusion, all disclosures to the effect that Cahill expresses no opinion as to a particular issue have been deleted. With respect to each such issue, in order to provide appropriate and reasonable disclosure to investors, it is noted that legal assurances cannot be given that the taxpayer will or should prevail, due to (a) the inherently factual nature of the issue, (b) the inherent factual uncertainty regarding the identity of the shareholders of a public company such as SCA and/or (c) the lack of legal authority addressing the issue. We believe that approaches to these issues reflected in Amendment No. 3 are consistent with the approach taken in a number of other recent public offerings by Bermuda insurers, such as RAM Holdings Ltd. (2006), Assured Guaranty Ltd. (2004) and Max Re Capital Ltd. (2001) (tax disclosures did not contain an opinion of counsel) and Montpelier Re (2005) (opinion provides that no assurance can be given with respect to certain issues).

Note 7. Related Party Transactions, page F-22

38.

We have read your response to prior comment 64. However, we continue to believe that your related party transactions should be disclosed on the face of your financial statements. If you believe that this presentation would result in a cluttered reporting presentation and would be less useful to users of the financial statements, please provide this disclosure to us on a supplemental basis. We believe that, at a minimum, you should provide condensed financial statements with related party disclosures in the notes to the financial statements.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see Note 7 to the Combined Financial Statements.

Note 12. Liability for Losses and Loss Adjustment Expenses, page F-30

39.

Please refer to prior comment 65. We were unable to locate your proposed new disclosure. Please tell us where you placed this information in your filing.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see Note 12 to the Combined Financial Statements.

Note 13. Income Taxes, page F-33

40.

Please refer to prior comment 67. You do not appear to have explained why the weighted average expected income tax provision calculation results in such a low expected tax or tax benefit. Please provide this disclosure or explain why you believe that it is unnecessary.

Response: In response to the above comment, the Company has revised the disclosure in the Registration Statement. Please see Note 13 to the Combined Financial Statements.

Item 16. Exhibits and Financial Statement Schedules, page II-1

41.

We note exhibits 5.1, 8.1, and 8.2 are “forms of” the legal and tax opinions. Please file the opinions themselves.

Response: The Company is still in the process of consulting with its legal and tax counsel regarding the disclosure in the Registration Statement. The Company acknowledges that it will need to include the signed opinions as exhibits to the Registration Statement prior to the effectiveness of the Registration Statement.

* * *

     By copy of this letter we are providing courtesy copies of this letter and Amendment No. 3 to the following members of the Staff: Frank Wyman, Joseph Roesler and Greg Belliston.

     Comments or questions regarding any matters with respect to Amendment No. 3 may be directed to me at (212) 701-3412.

Very truly yours, Michael A. Becker

Enclosures

cc:	Frank Wyman Joseph Roesler Greg Belliston
Securities and Exchange Commission

Paul S. Giordano Arnold Brousell Security Capital Assurance Ltd

Lee A. Meyerson Simpson Thacher & Bartlett LLP

Brian Hannan Andy Pinto PricewaterhouseCoopers LLP

VIA EDGAR TRANSMISSION AND BY HAND

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405